UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

02017704

DIVISION OF
CORPORATION FINANCE

NO ACT
P.E 1-10-2002
1-03551

February 8, 2002

Stephen W. Johnson
Buchanan Ingersoll
One Oxford Centre
301 Grant Street
20th Floor
Pittsburgh, PA 15219-1410

Act 1934
Section
Rule 14A-8
Public Availability 2/8/2002

Re: Equitable Resources, Inc.
Incoming letter dated January 10, 2002

Dear Mr. Johnson:

This is in response to your letter dated January 10, 2002 concerning the shareholder proposal submitted to Equitable Resources by the Massachusetts State Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Thomas J. Harrington
President
Massachusetts State Carpenters Pension Fund
350 Fordham Road
Wilmington, MA 01887

Buchanan Ingersoll
ATTORNEYS

PRINCIPAL LOCATIONS

PHILADELPHIA
PITTSBURGH
PRINCETON
LONDON
MIAMI
BUFFALO
NEW YORK CITY
HARRISBURG
TAMPA
WASHINGTON, DC
WILMINGTON
SAN DIEGO

Stephen W. Johnson
(412) 562-1859
johnsonsw@bipc.com

January 10, 2002

Securities And Exchange Commission
Division Of Corporation Finance Office Of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Equitable Resources, Inc.
<u>Massachusetts State Carpenters Pension Fund Shareholder Proposal</u>

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice on behalf of Equitable Resources, Inc., a Pennsylvania corporation (the "Company"), of its intention to omit from the proxy statement and form of proxy for the Company's 2002 Annual Meeting of Stockholders (together, the "Proxy Materials") the proposal submitted by the Massachusetts State Carpenters Pension Fund (the "Proponent") to the Company by facsimile on November 20, 2001 (the "Proposal"). This letter sets forth a statement of the reasons the Proposal should be appropriately omitted from the 2002 Proxy Materials. Enclosed are the required five additional copies of this letter. Additionally, please find enclosed the required six copies of the Proposal and supporting statement. Finally, a copy of this letter is being sent to the Proponent, which will serve as notice that the Company intends to exclude the Proposal from the Proxy Materials.

With respect to the Proposal, the Company requests concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if the Company omits the Proposal (including the resolution and the supporting statement) from the Proxy.

I. The Proposal and Reasons for Omission

The Proposal, if implemented, requires that the Company's Board of Directors (the "Board") adopt a policy stating that the public accounting firm retained by the Company to provide audit services, or any affiliate company, should not also be retained to provide non-audit services to the Company. The Proposal limits the Board's decision-making ability in selecting firms for both audit and non-audit work— both ordinary business matters. Significantly, the Proposal effectively restricts the criteria the Board can use in selecting independent auditors, by eliminating from the pool of prospective auditors those firms retained for other non-audit purposes. This is a clear interference with the Board's ability to conduct the ordinary business of the Company. Ultimately, the proposal could prevent the Board from selecting the auditing firm and consulting firms that it believes would best serve the interests of the Company and its shareholders. Accordingly, the proposal is excludable under Rule 14a-8(i)(7), which permits a company to omit a shareholder proposal that deals with a matter relating to the conduct of the ordinary business operations of the company.

The Commission has recognized that the policy underlying Rule 14a-8(i)(7) "is basically the same as the underlying policy of most state corporation laws to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of shareholders..." See Release No. 34-19135, n. 47 (October 14, 1982). Section 1721 of the Pennsylvania Business Corporation Law ("PABCL") provides that "all powers enumerated in section 1502 (relating to general powers) and elsewhere in this subpart or otherwise vested by law in a business corporation shall be exercised by or under the authority of, and the business and affairs of every business corporation shall be managed under the direction of, a board of directors." Accordingly, the PABCL provides that management authority over the business affairs of a corporation resides with the directors and not the stockholders. While independent auditors provide important services to a corporation, essentially their relationship with the corporation parallels that of a vendor or supplier. Thus, decisions with respect to the selection and terms of the engagement of independent auditors (as well as the engagement of consultants, including accounting firms performing a non-audit formation) are properly within the purview of the board of directors in accordance with its statutorily imposed management responsibilities.

The Staff has consistently concurred in the view that shareholder proposals relating to the criteria used in the selection and appointment of independent auditors may be omitted from proxy statements because they are matters relating to the conduct of a company's ordinary business operations. Recent examples of the Staff's no-action decisions involving Rule 14a-8(i)(7) and its predecessor Rule 14a-8(c)(7) in the context of the selection of independent auditors include SONICblue Incorporated (March 23, 2001), Excalibur Technologies Corporation (May 4, 1998), Occidental Petroleum (January 13, 1998, January 22, 1997 and December 28, 1995), LTV Corporation (December 30, 1996 and November 22, 1995), and Transamerica Corporation (March 8, 1996). In all of these examples the Staff determined that proposals that interfered with the Board's ability to freely select independent auditors also interfered with the ordinary business operations of the company, and as such, were appropriately excludable under Rule 14a-8(i)(7).

In sum, the purpose of Rule 14a-8(i)(7) is to prevent inappropriate and potentially harmful incursions on the effective exercise of management's expertise in operating a business. The Staff's responses to the above cited no-action letters, involving the selection of independent auditors, clearly indicates that the decision of what criteria to use for the selection of independent auditors properly resides with the Board, as it relates to matters of the Company's ordinary business operations. Allowing shareholders to impose restrictions on the criteria used to select independent auditors and consultants, results in the transfer of responsibilities properly vested with the Board to the shareholders and directly conflicts with the clear purpose of Rule 14a-8(i)7. Accordingly, the Company believes that the Proposal may be omitted from its 2002 Proxy Materials pursuant to Rule 14a-8(i)(7).

II. Conclusion

For the reasons provided herein, the Company respectfully requests that the Staff reaffirms its position and determines that no enforcement action will be recommended. Additionally, in the event that the Staff disagrees with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Also, please do not hesitate to call me at (412) 562-1859, or Martin Fritz, Equitable Resources' Deputy General Counsel, at (412) 553-5727, if we can be of any further assistance.

Very truly yours,

Stephen W. Johnson

Enclosure

CARPENTERS COMBINED BENEFITS FUNDS OF MASSACHUSETTS

350 Fordham Road • Wilmington, Massachusetts 01887
978-657-8698 • Fax: 978-657-9973

THOMAS J. HARRINGTON
Chairman

HARRY R. DOW
Executive Director

November 20, 2001

[SENT VIA FACSIMILE 412-553-7890]

Johanna G. O'Loughlin
Vice President, General Counsel and
Corporate Secretary
Equitable Resources, Inc.
301 Grant Street, Suite 3300
Pittsburgh, Pennsylvania 15219

Re: Shareholder Proposal

Dear Ms. O'Loughlin:

On behalf of the Massachusetts State Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Equitable Resources, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the fees paid to the Company's outside audit firm. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 475 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's long-term corporate value will best serve the interests of the Company's shareholders and other important constituents.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin, United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001.

Sincerely,

Thomas J. Harrington

Thomas J. Harrington
Fund Chairman

cc. Edward J. Durkin

Enclosure

Auditor Fees Proposal

Resolved, that the shareholders of Equitable Resources, Inc. ("Company") request that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non audit services to our Company.

Statement of Support: The role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important to the efficient and effective operation of the financial markets. The U.S. Securities and Exchange Commission recently stated:

> Independent auditors have an important public trust. Investors must be able to rely on issuers' financial statements. It is the auditor's opinion that furnishes investors with critical assurance that the financial statements have been subjected to a rigorous examination by an objective, impartial, and skilled professional, and that investors, therefore, can rely on them. If investors do not believe that an auditor is independent of a company, they will derive little confidence from the auditor's opinion and will be far less likely to invest in that public company's securities. (Division of Corporate Finance, Staff Legal Bulletin #14, 7/13/01) ("Bulletin #14")

It is critically important to the integrity of the auditing process and the confidence of investors that those firms performing audits for public corporations avoid business relationships that might compromise their independence or raise the perception of compromised judgment. At the heart of the challenge to auditor independence is the growing level of business and financial relationships developing between audit firms and their clients. Bulletin #14 identifies these growing business relationships that threaten auditor independence:

> Accounting firms have woven an increasingly complex web of business and financial relationships with their audit clients. The nature of the non-audit services that accounting firms provide to their audit clients has changed, and the revenues from these services have dramatically increased.

The growth of non-audit revenues represents a trend that has been accelerating dramatically in the last several years, with non-audit fees for consulting or advisory services exceeding audit fees at many companies. Our Company is in the category of companies that pays its audit firm more for non-audit advisory services than it does for audit services. The Company's most recent proxy statement indicated that Ernst & Young LLP received audit fees of $550,000 and "all other fees" of $2,148,000 during 2000.

We believe that this financial "web of business and financial relationships" may at a minimum create the perception of a conflict of interest that could result in a lack of owner and investor confidence in the integrity of the Company's financial statements. As long-term shareowners, we believe that the best means of addressing this issue is to prohibit any audit firm retained by our Company to perform audit services from receiving payment for any non-audit services performed by the firm. We urge your support for this resolution designed to protect the integrity of the Company's auditing and financial reporting processes.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 8, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Equitable Resources, Inc.
Incoming letter dated January 10, 2002

The proposal requests that the board of directors adopt a policy stating "that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit-services to our Company."

We are unable to concur in your view that Equitable Resources may exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues, we do not believe that Equitable Resources may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Keir Devon Gumbs
Special Counsel